Greetings,

You have been identified as a financial advisor to one or more clients that were a shareholder of the WSTCM Credit Select Risk-Managed Fund (ticker: WAMIX) (the “Fund”) as of June 18, 2024 and we need your help. As you may know, there is currently a proxy campaign underway regarding voting on the proposed reorganization of the Fund into the NEOS Enhanced Income Credit Select ETF (ticker: HYBI) (the “Reorganization”).

Your client should have recently received a Combined Proxy Statement and Prospectus with information regarding the Special Meeting and a proxy card to vote on the Reorganization. Your client’s vote is important, whether your client votes FOR, AGAINST or ABSTAIN.

Important Details:

-	The NEOS Enhanced Income Credit Select ETF will have a substantially similar investment objective as the WSTCM Credit Select Risk-Managed Fund.
-	The NEOS Enhanced Income Credit Select ETF is anticipated to have a lower annual fund operating expense ratio than the WSTCM Credit Select Risk-Managed Fund.
-	The WSTCM Credit Select Risk-Managed Fund will not incur any direct expenses in connection with the Reorganization.
-	The Reorganization is not expected to result in dilution of shareholder interests.
-	The Reorganization is expected to qualify as a tax-free event for US federal tax purposes, and shareholders are not expected to recognize any gain or loss upon receipt of ETF shares in the Reorganization, except with respect to cash received in connection with the redemption of fractional shares prior to the Reorganization.

As investment advisor to the Fund, WST believes the proposed Reorganization should benefit all investors. Thank you for your consideration of this matter and your assistance in getting your client(s) to vote.

Ways to Vote:

-	By Mail: To vote by mail, investors will need to check the appropriate voting box on your proxy card, sign and date the card and return it in the enclosed postage-prepaid envelope. If an investor signs, dates, and returns the proxy card but does not have any voting instructions, the proxies will vote FOR the proposal.

-	By Phone: 1-800-454-8683

-	By Website: www.proxyvote.com

-	In Person: By attending the Special Meeting at 13 Riverside Avenue, Westport, CT 06880, commencing at 11 a.m. Eastern on August 7, 2024.

If you have any questions regarding the Reorganization proposal, the proxy card, or need assistance voting shares, please contact WST at (757) 623-3676 or InvestorCOM LLC., at (203) 972-9300 or tollfree at (877) 972-0090.

Additional information regarding the Special Meeting, the Reorganization and the proposal to be voted on can be found in the Combined Proxy Statement and Prospectus located at www.wstcmfunds.com.

Greetings,

You have been identified as a shareholder of the WSTCM Credit Select Risk-Managed Fund (ticker: WAMIX) (the “Fund”) as of June 18, 2024 and we need your help. As you know, there is currently a proxy campaign underway for the Fund in which it is proposed that the Fund be reorganized into the NEOS Enhanced Income Credit Select ETF (ticker: HYBI) (the “Reorganization”).

You should have recently received a Combined Proxy Statement and Prospectus with information regarding the Special Meeting and a proxy card to vote on the Reorganization. Your vote is important, whether you vote FOR, AGAINST or ABSTAIN.

Important Details:

-	The NEOS Enhanced Income Credit Select ETF will have a substantially similar investment objective as the WSTCM Credit Select Risk-Managed Fund.
-	The NEOS Enhanced Income Credit Select ETF is anticipated to have a lower annual fund operating expense ratio than the WSTCM Credit Select Risk-Managed Fund.
-	The WSTCM Credit Select Risk-Managed Fund will not incur any direct expenses in connection with the Reorganization.
-	The Reorganization is not expected to result in dilution of shareholder interests.
-	The Reorganization is expected to qualify as a tax-free event for US federal tax purposes, and shareholders are not expected to recognize any gain or loss upon receipt of ETF shares in the Reorganization, except with respect to cash received in connection with the redemption of fractional shares prior to the Reorganization.

As investment advisor to the Fund, WST believes the proposed Reorganization should benefit all investors. Thank you for your consideration of this matter and your assistance in voting.

Ways to Vote:

-	By Mail: To vote your proxy by mail, check the appropriate voting box on your proxy card, sign and date the card and return it in the enclosed postage-prepaid envelope. If you sign, date, and return the proxy card but give no voting instructions, the proxies will vote FOR the proposal.

-	By Phone: 1-800-454-8683

-	By Website: www.proxyvote.com

-	In Person: By attending the Special Meeting at 13 Riverside Avenue, Westport, CT 06880, commencing at 11 a.m. Eastern on August 7, 2024.

If you have any questions regarding the Reorganization proposal, the proxy card, or need assistance voting shares, please contact WST at (757) 623-3676 or InvestorCOM LLC., at (203) 972-9300 or tollfree at (877) 972-0090.

Additional information regarding the Special Meeting, the Reorganization and the proposal to be voted on can be found in the Combined Proxy Statement and Prospectus located at www.wstcmfunds.com.